ELINE ENTERTAINMENT GROUP, INC.

P.O. BOX 26496

SCOTTSDALE, AZ 85255

602.793.8058

October 6, 2022

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eline Entertainment Group, Inc.
Amendment 2 to Registration Statement on Form 10-12G
File No. 000-30451
Filed October 3, 2022

Dear Mr. Costello

Set forth below is the response for Eline Entertainment Group, Inc. a Wyoming corporation (“EEGI “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated October 6, 2022, with respect to our Amendment 2 to Registration Statement Form 10-12(g), filled on October 3, 2022.

Amendment No. 2 to Registration Statement on Form 10-12G filed October 3, 2022

Item 5. Directors and Executive Officers, page 16

1. We note your response to comment 4 and reissue the comment. See Item 401(e) of Regulation S-K.

Response:

The custodianship table was revised to include the requested information.

Item 6. Executive Compensation, page 19

2. We note your response to comment 5. Please revise your table to include the principal position of Joshua Egleston.

Response:

Joshua Egleston’s position was updated to reflect that he was the CEO during 2020 and 2021.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793-8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

Eline Entertainment Group, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer